MESOBLAST CHAIR TRANSITION Melbourne, Australia; April 30 and New York, USA; April 29, 2024: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that Joseph R. Swedish has chosen to transition from Chair and will remain on the Board until completion of his term at the Annual General Meeting later this year. The Board has unanimously appointed Jane Bell AM to the role of non-executive Chair effective today. The Board acknowledges and thanks Mr Swedish for his dedicated service as Chair of Mesoblast having seen the company emerge from a challenging period to the point of potential first product commercialisation. Mr Swedish said “It has been an honour serving on the Board and witnessing first-hand the tremendous dedication and commitment it takes to bring a cutting-edge product to market. I feel we are on the verge of achieving that goal and I am confident that the Board, working with Silviu and the management team will achieve this milestone and capitalize on the building blocks established to date”. Ms Bell said. “Mesoblast is a very exciting company. I am honoured to have the opportunity to step up at this important juncture in order to maximise shareholder value as the Company seeks to commercialise its valuable product pipeline,” Ms Bell said. Mesoblast Chief Executive Dr Silviu Itescu said: “I am grateful for Joe’s leadership as Chair these past years. I welcome Jane who brings to the Board deep finance, commercial and healthcare skills and look forward to working together to bring our important products to patients.” Ms Bell is an experienced leader with a corporate career spanning chair, director and executive roles as a banking and finance lawyer with 30 years of corporate finance expertise focussing on international investment transactions in the United States, Canada, Australia and the United Kingdom, including funds management, mergers, acquisitions, and divestments. She has served as a non-executive Director in a diverse range of highly regulated sectors including delivery of healthcare, life sciences, medical research, and funds management. As Mesoblast Chair, Ms Bell will step down as Chair of the Audit and Risk Committee and will continue as a member of this committee. Mr Philip Facchina has been appointed by the Board as Chair of the Audit and Risk Committee in her place. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late- stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast is developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease, and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for advanced chronic heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets. Exhibit 99.2

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals (including any future decision that the FDA may make on the BLA for remestemcel-L for pediatric patients with SR-aGVHD), manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Media Paul Hughes BlueDot Media T: +61 3 9639 6036 Steve Dabkowski E: investors@mesoblast.com T: +61 419 880 486 E: steve@bluedot.net.au